SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of Registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Judgment/Resolution of Lawsuit

In March 2018, AJ Energy filed a lawsuit against Woori Bank and Woori America Bank in the Supreme Court of the State of New York, seeking to recover an alleged transfer to Woori Bank from its foreign investors through an intermediary bank in the amount of EUR 8 billion. AJ Energy withdrew the lawsuit against Woori America Bank, and the case was transferred to the United States District Court Southern District of New York.

On September 25, 2019, the Court granted Woori Bank’s motion to dismiss and its motion for sanctions on the plaintiff. The lawsuit has been dismissed with prejudice in its entirely, and AJ Energy and its counsel have been ordered to pay Woori Bank’s attorney’s fees and costs associated with filing the motions.

The matter is also currently under investigation for AJ Energy’s fraud by the United States Attorney’s Office for the Central District of California. Woori Bank will continue to monitor and proactively respond to any such matters relating to AJ Energy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: September 27, 2019	By:	/s/ Kyong-Hoon Park
(Signature)

	Name:	Kyong-Hoon Park
	Title:	Deputy President

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